CUSIP No.  525057104                                        PAGE 1 OF 6 PAGES


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 3)

                              LENNAR CORPORATION
______________________________________________________________________________
                               (Name of issuer)


                             CLASS B COMMON STOCK
______________________________________________________________________________
                        (Title of class of securities)


                                   526057104
______________________________________________________________________________
                                (CUSIP number)


       LEONARD MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
______________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)

                                 JUNE 10, 1997
______________________________________________________________________________
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.

     Check  the  following  box  if  a  fee is being paid  with  the  statement
<square>.  (A fee is not required only if  the  reporting  person:   (1)  has a
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 6 Pages)

CUSIP No.  525057104                                        PAGE 2 OF 6 PAGES


           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    MFA Limited Partnership

           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) <square>

                                                                                                       (b) <checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) <square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

    NUMBER OF SHARES              7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            5,444,130
  EACH REPORTING PERSON
          WITH

                                  8         SHARED VOTING POWER
                                                   0
                                  9         SOLE DISPOSITIVE POWER
                                                   5,444,130
                                 10         SHARED DISPOSITIVE POWER
                                                   0

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,444,130

          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 <square>
          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       15.11% of Common Stock
          14           TYPE OF REPORTING PERSON*
                              PN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  525057104                                        PAGE 3 OF 6 PAGES



     This Amendment No. 3 to the Schedule 13D originally filed on December 29, 1994 by MFA Limited Partnership amends the following Items of that
Schedule 13D as follows:


ITEM  6.   CONTRACTS,  ARRANGEMENT,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
RESPECT TO
           SECURITIES OF THE ISSUER.

     On June 11, 1997, Lennar announced that it had entered into a Plan and Agreement of Merger (the "Merger Agreement") with Pacific Greystone Corporation ("Greystone") on June 10, 1997 providing for the merger of Lennar with and into Greystone (the "Merger"). Also on June 10, 1997, the Partnership, certain other affiliates of Leonard Miller and Mr. Miller individually (collectively, the "Miller Entities") entered into an Agreement (the "Agreement") with Greystone and Warburg, Pincus Investors, L.P. ("Warburg") pursuant to which the Miller Entities have agreed to vote all of the outstanding shares of Class B Common Stock owned by them (the "Miller Shares") (i) in favor of the Merger, the adoption by Lennar of the Merger Agreement, other matters relating to the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement; and (ii) against certain specified types of transactions which would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or would reasonably be likely to result in any of the conditions to Lennar's obligations under the Merger Agreement not being fulfilled.

     In the Agreement, the Miller Entities also have agreed that they will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, any Miller Shares to any person other than pursuant to the Merger and the Merger Agreement, unless such transferee would be a "Permitted Transferee" under Lennar's Certificate of Incorporation and agrees in writing to be bound by the terms of the Agreement with respect to the Miller Shares transferred to it or (ii) enter into any voting arrangement, whether by proxy, voting arrangement, voting agreement or otherwise, other than for the purpose of voting the Miller Shares as required by the Agreement.

     The Miller Entities have further agreed that for as long as Warburg is entitled, pursuant to the Agreement dated as of June 10, 1997 by and between Warburg, Lennar and Greystone (the "Warburg Agreement"), to nominate two persons (or one in certain cases) ("Warburg Nominees") to serve as directors on the Board of Directors of the surviving corporation of the Merger (the "Company"), at any meeting of stockholders of the Company called to vote upon the election of a Warburg Nominee to the Company's Board of Directors or a Warburg
     Nominee's removal therefrom, or at any adjournment or postponement thereof or in any other circumstances upon which such a vote, consent or other approval is sought, each Miller Entity will vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of the election of the Warburg Nominees and against their removal from the Board of Directors of the Company. Each Miller Entity has also agreed to vote (or cause to be voted) all of the equity securities of the Company owned by it in favor of, consent to, and take any and all other actions reasonably necessary to insure that for as long as Warburg owns 5% or more of the Company's outstanding common stock, the Company's Board of Directors will consist of no more than nine persons, at least five of whom will not be officers or employees of the Company and its affiliates.

     The Agreement additionally provides that (i) prior to the first to occur of the second anniversary of the Merger or the effectiveness of the Amendment (as such term is defined in the Agreement), none of the Miller Entities will vote any equity securities of the Company owned by them in favor of any merger, consolidation or other business combination that, if the Amendment were effective, would require the Minority Vote (as defined in the Agreement; and (ii) each Miller Entity will vote all of its shares of common stock or Class B Common Stock of the Company in favor of the Amendment. For purposes of the Agreement, "Amendment" means an amendment to the Company's Certificate of Incorporation to provide that, in addition to any other vote required by the certificate of incorporation, by law, by any rule of any securities exchange or otherwise, any merger, consolidation or other business combination involving the Company shall require the affirmative vote of the holders of at least a majority of the issued and outstanding shares of common stock (other than the Class B Common Stock of the Company) of the Company, voting as a single class (the "Minority Vote"), unless the type and amount of the consideration received by the holder of a share of Common Stock of the Company in such transaction is the same as that received by a holder of, a share of Class B Common Stock of the Company; provided, however that if shareholders are given the right to elect among differing kinds of consideration in such business combination, the foregoing requirement will be deemed satisfied if the holders of shares of Common Stock are given the same rights of election (including without limitation proration rights) as the holders of shares of Class B Common Stock of the Company.

     Finally, each Miller Entity has agreed that until November 30, 1999, it shall not sell or otherwise dispose of any shares of stock of the Company which the Miller Entity receives as a result of the Merger with regard to Miller Shares unless (i) the transferee agrees to be bound by the provisions of the Agreement or (ii) after the sale, the Miller Entities hold in aggregate shares entitled to more than 50% of the votes in an election of directors of the Company.

     The Agreement will be terminated if at any time (i) the Warburg Agreement is not enforceable against the holders of shares of Greystone common stock party thereto or covered thereby, (ii) the Merger Agreement is terminated in accordance with its terms or (iii) the Merger has occurred, the Miller Entities have no further obligations to vote in favor of Warburg Nominees and the Miller Entities have voted all of their shares of Company common stock in favor of the Amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBIT

          1.   Agreement   dated   June   10,   1997  between  MFA  Limited
     Partnership, LMM Family Partnership, L.P., Leonard Miller, Pacific Greystone Corporation and Warburg, Pincus Investors, L.P.

CUSIP No.  525057104                                        PAGE 4 OF 6 PAGES





                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment s true, complete and correct.


                                         JUNE 12, 1997
                                   ___________________________________





                                   /S/LEONARD            MILLER
                                   ___________________________________
                                   Leonard  Miller, President of LMM Family
                                   Corp., signing as the general partner of
                                   MFA Limited Partnership